Contact

www.linkedin.com/in/jayrmoore
(LinkedIn)

Top Skills

Mergers & Acquisitions
Media & Entertainment
Music Publishing

Jay Moore

Chief Investment Officer at Ditto Music
Los Angeles Metropolitan Area

Experience

Ditto Music
Chief Investment Officer
March 2021 - Present (1 year 3 months)
Los Angeles, California, United States

Kobalt Music
3 years 11 months

Senior Director, Investments & Office of CEO
July 2020 - February 2021 (8 months)
Los Angeles, California, United States

Director, Investments
July 2019 - July 2020 (1 year 1 month)
Greater Los Angeles Area

Manager, Investments
April 2017 - June 2019 (2 years 3 months)
Greater Los Angeles Area

CinemaNow
Director, Finance
January 2016 - April 2017 (1 year 4 months)
Greater Los Angeles Area

Regent Equity Partners
Associate
December 2014 - December 2015 (1 year 1 month)
Greater Los Angeles Area

Broadview Advisors
Investment Analyst
June 2012 - November 2014 (2 years 6 months)
Milwaukee, Wisconsin | Los Angeles, California

Education

University of Colorado Boulder

Bachelor's Degree, Economics, Political Science · (2010 - 2012)